CALEDONIA MINING CORPORATION MAY 9, 2013

Management’s Discussion and Analysis (“MD&A”)

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation ("Caledonia”) is for the fiscal quarter ended March 31, 2013 (“Q1”or the “Quarter”) and the period until May 9, 2013. It should be read in conjunction with the unaudited condensed consolidated financial statements as at March 31, 2013 and the Annual Report for the year ended December 31, 2012, which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The unaudited condensed consolidated financial statements and related notes have been prepared using accounting policies consistent with International Financial reporting Standards (“IFRS”).

Note that all currency references in this document are to Canadian Dollars unless indicated otherwise.

Contents of the MD&A

1.	Forward Looking Statements
2.	Overview
3.	Highlights for the Quarter
4.	Summary Financial Results
5.	Operations at the Blanket Gold Mine, Zimbabwe
5.1.	Safety, Health and Environment
5.2.	Social Investment and Contribution to the Zimbabwean Economy
5.3.	Gold Production
5.4.	Operating Costs
5.5.	Underground
5.6.	Metallurgical Plant
5.7.	Capital Projects
5.8.	Mineral Reserves and Resources
5.9.	Opportunities
5.10.	Outlook
6.	Exploration and Project Development
6.1.	Nama Copper Project, Zambia
6.2.	Nama Cobalt Project, Zambia
6.3.	Blanket Gold Mine, Zimbabwe
7.	Investing
8.	Financing
9.	Liquidity and Capital Resources
10.	Off-Balance Sheet Arrangement
11.	Related Party Transactions
12.	Critical Accounting Policies
13.	Securities Outstanding
14.	Risks
15.	Controls
16.	Qualified Person

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1.	FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements relating but not limited to Caledonia’s expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

2.	OVERVIEW

Caledonia is a mining, exploration and development company focused on Southern Africa. Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary assets are a 49% interest in an operating gold mine in Zimbabwe (“Blanket” or the “Blanket Mine”) and a 100% interest in a base metals exploration project in Zambia (the “Nama Project”). Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on the American OTCQX as “CALVD”.

3.	HIGHLIGHTS FOR THE QUARTER

Operational Highlights

•	Gold produced at the Blanket Mine in Zimbabwe in Q1 was 10,472 ounces, 11% lower than the 11,821 ounces produced in the quarter ended December 31, 2012 (the “preceding quarter”) and 14% higher than the 9,164 ounces produced in Q1of 2012 (the “comparable quarter”).
•	The lower gold production in the Quarter compared to the preceding quarter was primarily due to the short accounting period for Quarter which had only 84 working days up to cut-off for the Quarter on 26th March due to the early incidence of Easter. The daily rate of production achieved during the Quarter was 10% ahead of planned production and 5% lower than the daily rate of production achieved in the preceding quarter.
•	Gold production in April 2013 was approximately 4,385 ounces, one-third higher than the targeted monthly production rate of approximately 3,300 ounces of gold.
•	Average gold recovery in the Quarter was 93.3%, unchanged from that in the preceding quarter (Q1, 2012 – 93.2%).
•	Blanket’s cash operating costs in the Quarter increased to US$669 per ounce of gold produced from
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•	US$605 in the preceding quarter. The increase in cash costs was due to the lower gold production during the Quarter.

Financial Highlights

•	Gold Sales during the Quarter were 11,964 ounces at an average sales price of $1,601 per ounce of gold, compared, to 10,337 ounces at an average sales price of $1,703 in the preceding quarter and 10,368 ounces at an average sales price of US$1,688 in the comparable quarter.
•	Gross Profit (i.e. after depreciation and amortization but before administrative expenses) was $9,047,000 compared to $9,250,000 in the preceding quarter and $8,996,000 in the comparable quarter.
•	Net profit after tax for the Quarter attributable to Caledonia shareholders was $4,593,000 compared to $3,353,000 in the preceding quarter and $7,111,000 in the comparable quarter. Net profit for the Quarter was after non-recurring tax charges totalling approximately $2.0 million.
•	Basic earnings per share for the Quarter were 0.9 cents per share, compared to 0.6 cents in the preceding quarter and 1.4 cents in the comparable quarter. The earnings per share numbers do not reflect the consolidation which took place after the end of the Quarter.
•	At March 31, 2013 the Corporation had cash and cash equivalents of $25,189,000 compared to $27,942,000 at December 31, 2012 and $16,288,000 at March 31, 2012.

•	Cash flow from operations during the Quarter before capital investment was $2,208,000 compared to $8,130,000 in the comparable quarter.

•	During the Quarter Blanket made payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe totalling US$5,860,000 compared to US$5,931,000 in the preceding quarter and US$3,282,000 in the comparable quarter.

Exploration Highlights

•      The deep level exploration drilling at the Blanket Mine below 750m Level has commenced. The first exploration hole into the Blanket Ore Body was completed and intersected mineralisation with a grade of 3.57g/t over 4.70m. A second hole is now in progress. An additional drilling machine is being refurbished and will be commissioned shortly.

•      Blanket has appointed four new exploration geologists to increase the capacity of its exploration team.

•      Exploration at Blanket’s satellite projects has continued.

o	At the GG Project the shaft sinking has reached a depth of 100m below surface. Diamond drilling on the 60m level continued in the Quarter and of the five holes drilled so far, four have intersected mineralization. Further drilling and tunnel development is in progress to allow for a better understanding of the geometry of the identified zones. A total of 3,000m of diamond drilling is planned during 2013.
o	At Mascot, underground development towards the North Parallel Zone appears to be entering the identified mineralised zone. Further development work in this area has paused and will resume once the rock handling systems have been installed to allow payable development material to be hoisted to surface. Development towards the South Zone continues and mining of the diamond drilling cubbies will commence soon. If the gold grades of the exposed mineralized zones prove to be economic, ore from Mascot would be delivered to the main Blanket plant from late 2013.

•      At the Nama Copper Project further diamond drilling is being carried out on additional zones of mineralisation that have been identified to the immediate west and south of the mineralised zone that could extend the copper resource at depth and define an additional zone of copper enrichment near surface.

Corporate Highlights

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•      The Special Meeting of Caledonia Shareholders held on January 24, 2013 passed special resolutions approving a reduction of Stated Capital of Caledonia’s common shares by $140m and the consolidation (the “Consolidation”) of the issued and outstanding common shares of Caledonia on the basis of one post-consolidation common share for every ten common shares. Pursuant to these resolutions being passed:

o	on February 22, 2013 Caledonia paid its initial dividend of $0.005 per non-consolidated share; and
o	the Consolidation was implemented with effect from the start of trading on April 12, 2013.

Dividend Policy

•      On April 3, 2013 Caledonia announced a further dividend in respect of the year ended 31 December 2012 of $0.005 per pre-consolidated ordinary share or $0.05 on a post-consolidated basis, which was paid on 30 April 2013.

•      Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any further opportunities that may arise without the need to raise third party finance. The Caledonia Board will continue to assess further dividend payments at least annually in light of Caledonia’s financial performance and financial resources at that time.

4.	SUMMARY FINANCIAL RESULTS

The table below sets out selected unaudited condensed consolidated profit and loss for the three months ended March 31, 2013 and 2012.

Condensed Consolidated Statement of Comprehensive Income (unaudited) (in thousands of Canadian dollars except per share amounts)
	Three months ended March 31
	2013 $	2012 $
Revenue	19,218	17,503
Royalty	(1,349)	(1,227)
Production costs	(8,019)	(6,444)
Depreciation	(803)	(836)
Gross profit	9,047	8,996
Administrative Expenses	(1,175)	(801)
Foreign exchange loss	-	(18)
Results from operating activities	7,872	8,177
Net finance income/(expense)	(64)	(46)
Profit before income tax	7,808	8,131
Income Tax expense	(2,278)	(1,020)
Profit for the period	5,530	7,111
Loss on foreign currency translation	827	(815)
Total comprehensive income for the period	6,357	6,296

Earnings per share (cents)
Basic	0.9	1.4
Diluted	0.9	1.4

Weighted average number of common shares outstanding (thousands) at March 31
Basic	516,419	500,169
Diluted	520,945	542,709

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Revenues for the Quarter were higher than the comparable quarter due largely to the higher production. Production costs were higher in the Quarter as discussed in section 5.4. Administrative costs for the Quarter were higher than in the comparable quarter due to inter alia increased investor relations expenses, legal fees and wages and salaries. Administrative expenses are analysed in note 7 to the unaudited condensed consolidated financial statements. Notwithstanding the lower profit before tax, the income tax charge for the Quarter was higher than the comparable quarter due to withholding tax of US$1.504 million which was levied on the dividend-in-specie declared by Caledonia Holdings Zimbabwe (“CHZ”) to Greenstone Management Services Limited (UK) (“GMSUK”) is respect of the facilitation loans receivable from Blanket’s indigenous shareholders who have purchased a 41% interest in Blanket. (refer note 5 of the condensed consolidated financial statements)

Earnings per share and the weighted average number of shares outstanding does not reflect the Consolidation which was effected after the end of the Quarter.

The table below sets out the unaudited, condensed consolidated statement of cash flows for the three months to March 31, 2013 and 2012

Condensed Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 3 months ended March 31
	2013	2012
	$	$
Cash flows from operating activities
Profit for the period	5,530	7,111
Adjustments to reconcile net cash from operations	3,117	1,535
Changes in non-cash working capital	(3,212)	405
Tax paid	(3,163)	(875)
Net finance income/(expense)	(64)	(46)
Net cash from operating activities	2,208	8,130

Cash flows from investing activities
Property, plant and equipment additions	(1,340)	(1,098)

Cash flows from financing activities
Bank overdraft increase/(decrease)	-	(430)
Dividend paid	(2,834)	-
Advance dividend paid	(969)	-
Proceeds from the exercise of options	182
Net cash used in financing activities	(3,371)	(430)
Net increase/(decrease) in cash and cash equivalents	(2,753)	6,602
Cash and cash equivalents at the beginning of the period	27,942	9,686
Cash and cash equivalents at the end of the period	25,189	16,288

The increase in non-cash working capital in the Quarter was largely due to the increase in the receivable from Rand Refineries in respect of gold sales. At the end of the previous Quarter, Blanket had no receivable in respect of metal sales, but had a normal receivable at the 31 March 2013. The increased tax payments in the Quarter reflect the payment of normal quarterly income tax at Blanket US$1.1 million, withholding tax US$1,5 million which was triggered by the declaration by CHZ of the facilitation loans receivables of $30.9 million from Blanket’s indigenous shareholders as a distribution to a wholly-owned

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Caledonia subsidiary outside Zimbabwe and dispute payments of US$0.5 mill to Zimbabwe Revenue Authority relating to the write-off the Special Tradeable Gold-Backed Foreign Exchange Bond and which has been disclosed in previous MD&A’s. The dividend paid relates to the payment by Caledonia of its initial dividend in February 2013. The advance dividend was paid to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of the Blanket’s indigenisation transaction.

The table below sets out the unaudited, consolidated statement of Caledonia’s financial position at March 31, 2013 and December 31, 2012.

Condensed Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars)	As at	March 31,	December 31,
		2013	2012
		$	$
Total non-current assets		37,950	36,533
Inventories		4,893	5,508
Prepayments		146	126
Trade and other receivables		5,206	1,718
Cash and cash equivalents		25,189	27,942
Total assets		73,384	71,827
Total non-current liabilities		6,953	6,928
Trade and other payables		5,456	5,775
Zimbabwe advance dividend accrual		1,018	1,987
Income taxes payable		633	1,518
Total liabilities		14,060	16,208
Capital and reserves		59,324	55,619
Total equity and liabilities		73,384	71,827

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS, unless specified below.

	Restated [1]
($000’s-except per share amounts)	June 30/11	Sept 30/11	Dec 31/11	Mar 31/12	June 30/12	Sept 30/12	Dec 31/12	Mar 31/13
Revenue from operations	11,990	16,517	15,972	17,503	18,612	21,494	17,612	19,218
Profit/ (loss) after tax from operations	2,874	6,126	1,369	7,111	5,497	(9,199)	3,950	5,530
Earnings/(loss) per share – basic (cents)	0.57	1.23	0.27	1.4	1.1	(1.4)	0.64	0.9
Earnings/(loss) per share -diluted (cents)	0.54	1.13	0.27	1.4	1.1	(1.4)	0.64	0.9
Cash and cash equivalents	5,033	6,847	9,686	16,288	18,323	24,615	27,942	25,189

(1)	These quarterly figures have been restated to reflect the results having used the same IFRS policies as adopted in the annual financial statements. Per-share numbers have been re-stated to reflect the 1-10 Consolidation. There is no change to the quarterly earnings per share for the 2011 quarters.

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5.	OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE
5.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded in the Quarter and the preceding 4 quarters.

Blanket Mine Safety Statistics
Class	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
Lost time injury	3	1	0	3	2
Restricted work activity	5	4	7	7	0
First aid	1	2	4	5	4
Medical aid	2	1	1	1	2
Occupational illness	1	0	0	0	0
Total	12	8	12	16	8
Incidents	12	11	11	10	12
Near misses	4	2	3	5	3
Disability Injury Frequency Rate (i)	1.23	0.30	0.00	0.81	0.52
Total Injury Incident Rate (ii)	3.72	2.38	3.04	4.34	2.09
Man-hours worked (thousands)	645	670	688	738	767

i. A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
ii. A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked. This includes accidents that could have caused injuries.

The reduction in the total number of incidents from the levels of the two preceding quarters reflects the continued close attention given to this area by mine management.

There were no adverse environmental issues during the Quarter.

5.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to GCSOT in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges taxes to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the community and the Zimbabwe Government (in thousands of US dollars)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
TOTAL 2011	2011	306	-	13,614	13,920
Quarter 1	2012	147	-	3,353	3,500
Quarter 2	2012	38	1,000	5,042	6,080
Quarter 3	2012	108	2,000	6,366	8,474
Quarter 4	2012	123	-	5,808	5,931
TOTAL 2012	2012	416	3,000	20,569	23,985
Quarter 1	2013	5	1,000	4,584	5,860

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5.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter and April 2013, and the preceding 8 quarters are shown in the table below.

Blanket Mine Production Statistics
Period	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t)	Gold Recovery (%)	Gold Produced (oz)	Average sales price per ounce of gold sold (US$/oz)
TOTAL 2010	2010	153,500	3.90	92.0	17,707	1,273
First quarter	2011	61,437	4.02	92.2	7,322	1,397
Second quarter	2011	60,913	4.52	92.9	8,226	1,512
Third quarter	2011	85,442	3.81	93.1	9,743	1,737
Fourth quarter	2011	90,967	3.86	93.4	10,533	1,681
TOTAL 2011	2011	298,759	4.01	92.9	35,826	1,577
First quarter	2012	83,353	3.67	93.2%	9,164	1,688
Second quarter	2012	90,315	4.24	93.9	11,560	1,599
Third quarter	2012	93,049	4.59	94.1	12,918	1,664
Fourth quarter	2012	96,598	4.08	93.3	11,821	1,703
Total 2012	2012	363,315	4.16	93.7	45,464 65	1,666
First quarter	2013	86,502	4.04	93.3	10,472	1,593
April	2013	37,018	3.96	93.3	4,385	1,421

The daily rate of production achieved in the Quarter was 10% ahead of target and 5% lower than the daily rate of production achieved in the preceding quarter. After adjusting for the number of days worked in the Quarter, the lower production in the Quarter was due to the lower feed grade. The average mined ore grade achieved during the Quarter of 4.04 g/t was higher than the target grade of 3.83g/t but lower than the grades achieved in the previous three quarters. The reduction in grade towards the mine average was anticipated and has been previously advised in earlier MD&A’s.

Gold production in April (subject to final confirmation from Rand Refineries) was 33% higher than the targeted average monthly rate of production of 3,300oz.

5.4	Operating costs

The operating cash costs per ounce of gold produced during the Quarter and the preceding 4 quarters and for 2011 are set out in the table below.

	Year 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Year 2012	Q1 2013
Labour	164	179	174	158	192	175	212
Consumables	227	249	197	189	221	212	244
Electricity (incl. diesel)	148	161	136	119	129	134	153
Other costs	42	58	40	41	63	50	60
Total direct on-mine costs	581	648	547	508	605	571	669
General and administrative costs	114	153	115	103	111	118	112
Sustaining capital investment	193	78	71	58	77	70	69
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Inclusive cost before royalty	895	878	732	669	741	759	850
Royalty(1)	71	134	112	117	105	116	112
Total inclusive cost per ounce	966	1,012	844	786	846	875	962
Gold ounces produced	35,826	9,164	11,560	12,918	11,821	45,465	10,472

The average cost per ounce of gold produced is sensitive to the amount of gold produced and input costs such as labour, consumables, etc. The 10.5% increase in cash costs per ounce of gold produced from the preceding quarter was due to the 11% decrease in gold production from Q4 of 2012.

5.5	Underground

The AR South ore body continued to be the most important production area during the Quarter, providing 41% of total ore milled. The balance of production came from the Lima, Eroica and AR Main ore bodies.

The table below sets out the development activities in the Quarter

Blanket Mine: Development Activities in Q1 2013
Area	Budget Advance (m)	Actual Advance (m)	Metres on reef	Payable metres sampled	Payable width (m)	Payable grade (g/t)	Pay-ability (%)
AR Main	564	397	320	210	2.4	3.13	52.9
AR South	140	161	98	82	3.2	3.32	50.9
Eroica	210	90	86	78	1.6	3.06	86.2
Blanket Quartz Reef	-	19	-	-	-	-	-
Blanket/Feudal	138	126	111	98	1.5	4.05	77.2
Lima	140	138	99	50	1.4	3.55	35.9
Total	1,192	932	714	517	2.1	3.36	55.5

The shortfall in mine development against plan in the Quarter was mainly due to continued air compressor breakdowns. A new 6,695 cfm air compressor has been ordered and is expected to be installed and commissioned during early Q3 2013. Management believes the planned development will allow ore production to be sustained at the average target rate of 1,000 tonnes per day (tpd) increasing to 1,200tpd in 2014 and 1,300tpd in 2015.

5.6	Metallurgical Plant

During the Quarter the metallurgical plant operated at better than budgeted efficiency. All equipment operated to expectations and no significant unplanned downtime was experienced during the Quarter. Plans are at an advanced stage to increase the size of the coarse and fine ore stockpiles and their related conveyor systems and primary crushers to handle the scheduled increased run of mine production from Blanket from early 2014.

5.7	Capital Projects

750m AR – Lima Haulage

The 22 Level Haulage Extension Project will link the Blanket and Lima ore bodies on 22 Level and will also allow for the further down-dip exploration of the Blanket Mine’s known ore bodies. Work on the 22 Level Haulage Extension Project and its associated crosscuts is being carried out simultaneously with normal mining production with its completion anticipated for mid-2014. This haulage will also allow for the rapid commencement of mining in any new mining areas defined above 750m.

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During the Quarter the 22 Level Haulage was advanced by 123m (110m in the preceding quarter) against a plan of 140m and has a further 923m to be completed.

Crosscuts on the 22 Level Haulage are now being excavated to provide the required drilling platforms from which the ore bodies below the 22 Level can be drilled for resource evaluation purposes. The crosscut to address the downward extension of the AR South ore body has been re-equipped and a drilling machine is currently being refurbished and will soon be commissioned to commencing drilling. The mining of the crosscut to address AR Main ore body is in progress and is approximately 50m from its planned destination. It is anticipated that drilling from this crosscut will commence during the third quarter. The underground exploration drilling of the ore zones below 750m Level, which will be undertaken from the completed crosscuts, will continue into 2014 and beyond.

630m Haulage

The 18 Level Haulage extension will allow access to explore for the extension of the Sheet ore body between 630m and 510m. The haulage was advanced by 35m in the Quarter (22m in the preceding quarter) and has reached its destination. Diamond drilling to identify a possible down-dip extension to the Sheet ore body has commenced.

Some exploration drilling of known ore bodies below 750m will also be carried out from 18 Level, in addition to the exploration from 22 Level. The first exploration hole into the Blanket ore body below 750m from a crosscut on 18 Level has been completed and made an intersection with a grade of 3.57g/t over 4.70m. A second hole is now in progress.

510 Eroica-Lima Haulage

The 14 Level Haulage was advanced by 136m in the Quarter (121m in the preceding quarter) against a plan of 140m and has reached the Lima ore body. Development work will commence on the Lima ore body between 230m and 510m levels. This production section is expected to add an additional daily 200 tonnes of ore production from early 2014 at the average mine grade of 3.84 g/t.

No. 6 Winze Project

This project will provide access to the Blanket ore body below 22 Level by deepening the existing No. 6 Winze. An existing Double Drum Winder is currently being upgraded and refurbished and will be installed in a new winder chamber which has already been excavated on 18 Level. Utilising the winder currently installed on 14 level, the shaft is being be widened from 120m above 22 level to accommodate the tipping station for the two x 3 tonne ore skips, and the shaft will then be sunk down to 1,080m with stations and main haulage levels being developed on 870m (26 Level) and 1,000m (30 Level) and with the skip loading station at 1060m. Ore and development waste will then be hoisted up the No. 6 winze to 22 Level where it will be tipped into the No 4 shaft system for crushing and hoisting to surface via the No 4 Shaft. The pre-production capital cost of this project is estimated to be US$3.0 million, which will be funded from Blanket’s internal cash flows.

Work on this project has commenced: the hoist chamber on 18 Level has been excavated; the shaft has been slyped 45m below collar on 18 Level; and the tip raise has been excavated 15m above the tramming level which will be 22 Level.

It is expected that this project will be completed in late 2015. Once complete, management expects that production from the Blanket ore body below 22 Level will progressively increase to approximately 600 tonnes of ore per day. This production will be in addition to the continued target production from other areas of Blanket mine of 1,300 tonnes of ore per day from early 2015.

5.8	Mineral Reserves and Resource

An independent mineral reserve and resource report for the Blanket Mine calculated as at 31st December 2010 was prepared by The MSA Group, as the independent qualified person, in compliance with Canadian National Instrument 43-101, and was published during the second quarter of 2011 and is available on the company’s website and on SEDAR at www.sedar.ca and is also set out in the Q1 2012 MD&A. An updated internal calculation of Blanket’s reserves and resources as at December 31st 2012 has been prepared by Blanket’s Technical Department following the standards and procedures required by NI 43-101.

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The Mineral Reserves and Resources calculations have been reviewed by Dr Pearton, Caledonia’s Qualified Person and the results are presented in the Q4 2012 MD&A. Further NI 43-101 reports are expected to be issued from time to time in order to disclose the results of ongoing operations and exploration work which is expected to result in significant additions to the reserves and resources.

5.9	Opportunities

•	Indigenisation: following the implementation of the indigenisation agreements in Q3 of 2012, Blanket, as a fully indigenised entity and with new strategic indigenous shareholders, may be able to take advantage of growth opportunities that could arise.
•	Increased production: Blanket’s existing reserves and resources could support a further increase in production provided the necessary investments in the resource development can be made.
•	Surplus capacity: The mine currently has a daily average mining capacity of about 1,000 tonnes per day; the crushing and milling plant has the capacity to process approximately 1,800 tonnes of ore per day increasing to approximately 2,900tpd after the planned crushing and milling plant extensions have been completed; and the CIL plant has capacity of 3,800 tonnes per day. Any immediate increase in mine production of compatible ore could therefore be processed with little or no plant capital cost.
•	Exploration success: Blanket’s main exploration objectives are the 22 Level Haulage Project and the related exploration of the down-dip extensions of the known ore bodies and the satellite exploration projects at GG and the Mascot Project Area. Depending on future exploration success, Blanket may be able to increase its targeted production levels from those set out in 5.5 and 5.7.

5.10	Outlook

Production in Q1 of 10,470 ounces of gold reflects production for 84 working days due the early cut-off for the Quarter. Production for the Quarter was approximately 12% ahead of the targeted daily production. 4,385 ounces of gold were produced in April, which was 33% higher than targeted average monthly production. Blanket is currently on-track to achieve the 2013 production target of 40,000 ounces of gold.

The surplus capacity of the Blanket leach section and crushing and milling plant enables it to immediately treat additional feed material if the planned exploration and development work is successful and if any resultant ore is compatible with Blanket’s existing metallurgical process. With the planned increase in crushing and milling rates to approximately 3,000tpd, the Blanket metallurgical plant could treat the planned increase in production from Blanket and any compatible ore from the satellite projects if they become ore producers.

There is upward pressure on costs, taxes and regulatory fees in Zimbabwe. Nevertheless, Blanket has surplus metallurgical plant capacity and is sufficiently cash generative and is investing in projects with a view to further increasing production, thereby helping to maintain downward pressure on the cost per ounce of gold produced.

6.	EXPLORATION AND PROJECT DEVELOPMENT
6.1	Nama Copper Project, Zambia

Caledonia holds four, contiguous large scale mining licenses covering approximately 800 square kilometres on the Zambian Copperbelt. The northern boundary of Caledonia’s licenced area is the Democratic Republic of Congo border and the eastern boundary abuts the Lubambe mining licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine has recently been commissioned.

The 2011 drilling programme identified an apparently contiguous zone of mineralisation, which was confirmed by the 2012 drilling programme. A program of percussion drilling was performed in 2013 with the objectives of improving resource definition close to surface and to establish whether there is potential for an open-pit operation.

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The preliminary results of the 2013 percussion drilling suggests that the near-surface oxide material will not support an economic open-pit copper operation. Further diamond drilling will be carried out on additional zones of mineralisation that have been identified to the immediate west and south of the mineralised zone that could extend the copper resource at depth.

The Zambian Mines Development Department (the “Department”) has confirmed that it requires a report on the copper resource at Nama by 30 June 2013, which will be prepared to meet the Department’s requirements.

6.2	Nama Cobalt Project, Zambia

Caledonia has undertaken to commence cobalt production by June 30 2013. Caledonia has submitted a proposal to the Department for a cobalt mining operation on the following basis:

•	Identified resource to be mined: approximately 2 million tonnes grading approximately 0.2% cobalt and 0.1% copper;
•	Phase 1: mining at a target rate of approximately 30,000 tonnes per month to produce cobalt oxide concentrate using gravity separation;
•	Phase 2: mining at a target rate of approximately 60,000 tonnes per month to produce cobalt hydroxide using hydrometallurgical processing; and
•	The estimated capital investment to achieve mine start-up and to complete phase 1 is approximately US$1.1million.

The commencement of pre-production work can commence once the Department has approved the Environment Impact Assessment which has been submitted.

6.3	Gold: Zimbabwe

Caledonia’s primary exploration activities in Zimbabwe are at the Blanket Mine, which are discussed in Section 5.7. Blanket Mine also has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering an area of about 2,500 hectares. Blanket’s main exploration efforts on its satellite properties are focused at this stage on the GG prospect and the Mascot Project Area, which are believed to have the greatest potential of success and which are both within an economic trucking distance of the Blanket plant.

Depending on the successful outcome of exploration work and mining development, ore extracted from GG and the Mascot Project Area which is compatible with the Blanket metallurgical plant will be trucked to the Blanket plant for processing. The Blanket Mine metallurgical plant has existing surplus treatment capacity and when the planned crushing and milling plant extensions have been completed, could handle approximately 1,900 tonnes per day of additional ore.

GG Project

The GG project comprises a brownfield former open cast operation which is located approximately 7km south east of Blanket Mine.

Surface drilling programs were carried out at GG over the past eight years. Seventeen diamond-cored holes were drilled amounting to 4,751 metres of drilling. Two zones of potentially economic gold mineralization have been established down to a depth of approximately 200m, each with a strike length of approximately 150 metres.

During the Quarter the station at 90m below surface was completed after which shaft sinking resumed and the shaft has now reached a depth of 100m below surface. As noted in the previous MD&A, the shaft has traversed a mineralized “pod” with grades of between 2g/t and 6g/t. Diamond drilling on the 60m level continued during the Quarter and four of the five holes drilled so far have intersected mineralization. Further diamond drilling is in progress to allow for a better understanding of the geometry of the identified

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zones. A total of 3,000m of diamond drilling is planned from three development levels during 2013. Approximately 400 metres of development will be required to expose the extent of the mineralization on all three levels for evaluation purposes.

Mascot Project Area

Mascot

Mascot was previously mined down to approximately 300 metres, exploiting an ore body which narrowed continuously with depth. The decrease in the extent of the mined out ore at depth is thought to have been the result of limitations on mining localised low ore grades and thereby not exposing the full extent of the mineralized zone. Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, to the north and south of the mined out area.

During the 2nd quarter of 2012, following the installation of the ZESA electricity connection, surface infrastructure was installed, the shaft was re-accessed down to the 120 metre level below surface and was found to be in reasonably good condition. During the 3rd quarter of 2012 work focussed on re-equipping the shaft. Underground lateral development commenced in November 2012 simultaneously on 1 and 2 levels towards the two new mineralised identified by Blanket’s previous surface drilling.

Development towards the north zone appears to be entering the identified mineralised zone. Development waste was dumped into mined-out stopes, however as development material now registers appreciable gold grades, this material should be hoisted to surface for stockpiling. Further development work towards the North Zone has paused and will resume when handling systems have been installed in the main shaft to allow the payable development material to be hoisted to surface.

Development towards the South Zone continues and will soon be in a position where mining of the diamond drilling cubbies can commence.

If the gold grades of the exposed mineralized zones prove to be economic, stockpiled development ore from Mascot would be trucked to the main Blanket plant commencing in late 2013.

Eagle Vulture

Work at Eagle Vulture was suspended during the Quarter due to relatively disappointing results. Labour and drilling equipment have been transferred from Eagle Vulture to Mascot 60m level and to the No.6 Winze development at Blanket where it is believed there are better short term prospects. Further geological investigations will be carried out at Eagle Vulture in due course.

Sabiwa

Site preparation at Sabiwa continued during the Quarter. The ZESA power installation is approximately 50% complete and shaft sinking is expected to commence during the second quarter.

7.	INVESTING

During the Quarter Caledonia invested $1,340,000 ($1,098,000 – 2012) in capital assets and work on its mineral properties. Of the amount invested in the Quarter $189,000 ($119,000 – 2012) was spent at Nama and $1,148,000 ($975,000 – 2012) at Blanket.

8.	FINANCING

Caledonia financed its operations using funds on hand and those generated by the Blanket Mine. Blanket has a US$2.5 million loan facility in Zimbabwe on which it pays interest at 30-day LIBOR plus 8 per cent and which is used from time-to-time for working capital purposes. The facility is unsecured and is renewable and repayable in demand. At 31March 2013, this facility was unutilised.

During the Quarter share options for 2,600,000 options were exercised raising $182,000. No other equity fundraising took place in the Quarter and none is currently planned.

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9.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of the sources and uses of Caledonia’s cash is set out the Unaudited Consolidated Statement of Cash Flows set out in Section 4. As of March 31, 2013, Caledonia had working capital of $28,327,000 ($26,014,000 – December 31, 2012). As of March 31, 2013 Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,040,000 ($1,758,000 – 2012).

10.	OFF BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements apart from the facilitation loans of US$30.529 million which are not reflected as loans for IFRS purposes (refer note 5 of the condensed consolidated financial statements).

11.	RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions:

	Three months ended March 31
	2012	2011
	$’000	$’000
Management fees, and expense allowances paid or accrued to a company which provides the services of the Corporation’s President	151	153
Rent paid to a Company owned by members of the President’s family	10	11
Legal fees paid to a law firm where a Director is a partner	48	40

12.	CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations, share based payments, functional currency determination and future tax liabilities. Discussion of the bases on which these judgements have been made is set in note 3 to the Unaudited Consolidated Financial Statement. As significant impairment provisions have already been made against certain assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of Caledonia.

13.	SECURITIES OUTSTANDING

As at May 07, 2013 the following securities were outstanding:

(1)	52,117,946 common shares issued;
(2)	Options as follows:

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Number	Description	Exercise Price	Expiry Date
81,000 Xx,xxx,xxx	Common share purchase options	$0.07	Various until May 11, 2016
930,920	Common share purchase options	$0.09	August 31, 2017
1,646,000	Common share purchase options	$0.13	January 31, 2016

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options on a further 2,553,874 shares.

5.6	Metallurgical Plant

14. RISKS

Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing. Caledonia currently has significant cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.
•	Exploration Risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new project. Blanket has embarked on exploration programmes as set out in sections 5.7 and 6.3. Caledonia is also engaged in exploration at Nama as set out in section 6.1. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.
•	Development Risk: The Company is engaged in development activities at Blanket Mine and its Satellite properties and may also commence development at the Nama project in respect of potential cobalt and copper operations. Construction and development of projects where minerals are identified is subject to numerous risks: obtaining equipment, permits and services, changes in regulations, currency rate changes, financing risk, labour shortages, changes in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.
•	Production Estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated changes grades and tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.
•	Mineral Rights: The Company’s existing licences and permits are in good standing. The Company has to pay fees etc. to maintain its rights and licence. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.
•	Mineral Prices: The Company’s operations and exploration and development projects are heavily influenced by the prices of gold, copper and cobalt. The price of gold in particular is subject to fluctuation and cannot be predicted. Company has not adopted any strategies to control the effect of mineral price fluctuations. The continued work at Nama will be influenced by prevailing and forecast prices of copper and cobalt.

•      Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. For example the Zimbabwean gold mining royalty tax rate was increased from 4% to 7% of gold sales in January 2012. As a low-cost operator, Blanket is well-positioned to withstand any further increases in input costs. In addition, Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

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•      Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•      Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia management team is small and will need to be augmented to provide for appropriate succession planning.

•	Country risk: The commercial environments in which the Company operates is unpredictable. Potential risks may arise from unforeseen changes in government policies and regulations relating to exploration and mining activity, military repression and civil disorder, all or any of which may have a material adverse effect on operations and/or the ability of Caledonia to receive payments. Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

5.6	Metallurgical Plant

15. CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior Management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at March 31, 2012, as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109. Internal controls have been implemented at the Blanket mine to ensure compliance with the requirements of Sarbannes-Oxley.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation previously engaged independent consultants in 2010 to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework. Prior to this engagement, Management concluded that the following disclosable weaknesses existed and still remain.

Segregation of Duties

Due to limited personnel resources at the Corporation’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved. This created a risk that inaccurate entries could be made and not identified or corrected on a timely basis. The result is that the Corporation was highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements are presented fairly in all material respects. The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potentially significant errors.

Additional accounting staff have been recruited to the Corporation’s Africa office in Johannesburg and an internal audit function has been added at the Blanket Mine in Zimbabwe. This has improved but not entirely eliminated the deficiency in the segregation of duties and lightened the work load of existing staff and improved control of the accounting function.

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Management has concluded, and the Audit Committee has agreed, that the hiring of additional staff to correct segregation of duties weakness and excessive workloads needs to be addressed at this time. There have been no changes in the Corporation’s internal controls over financial reporting since the year ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis. The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements. All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

16.	QUALIFIED PERSONS

Dr. Trevor Pearton, BSc Eng (Mining Geology), PhD (Geology) FGSSA, VP Exploration is the Corporation’s qualified person as defined by NI 43-101. Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.

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